Exhibit 1.7

Pivotal Customers and Partners Convene
to Share CRM Experiences,
Strategies and Insight

Pivotal kicks off a three-city customer conference in Chicago, San Francisco and Paris

FOR IMMEDIATE RELEASE

Vancouver, BC — October 19, 2004 — Pivotal Corporation, a CDC Software company, and a leading CRM solution provider for mid-sized enterprises, kicked off the first of three customer conferences in Chicago today. The Pivotal customer conferences in Chicago, October 19 and 20; San Francisco, October 26 and 27; and Paris, France, November 17 — 19, each bring customers, industry leaders and partners together to share and exchange CRM experiences, strategies and insight.

“CRM is a journey, not a destination,” said Divesh Sisodraker, president and CEO, Pivotal. “Pivotal customers are continuously transforming and adopting new strategies and ideas to improve the way they do business with their customers. This customer conference series in Chicago, San Francisco and Paris is designed to help our customers and partners share their CRM experiences, strategies and insight.”

Agendas for each event were created with direct input from customers on the types of sessions, speakers and topics. In Chicago and San Francisco the agenda includes sessions on Microsoft’s .NET strategy; Pivotal’s product and technology roadmap; along with customer presentations on upgrading to Pivotal 5 and Pivotal 5.1; planning a mobile CRM strategy; and how to achieve success with technology-enabled marketing. Ginger Conlon, Editor-in-Chief of CRM Magazine joins Pivotal in both Chicago and San Francisco to host ‘CRM Insight — Best Practices for CRM Results,’ a CIO panel featuring insight from customers on the top issues facing them as they strive for CRM excellence in their organizations. Sponsors of the Chicago and San Francisco events include Microsoft Corporation, Miller Heiman and Business Objects.

Homebuilders will have the opportunity to share CRM experiences and tap into insight from their peers at the Chicago conference in a series of interactive sessions specific to the homebuilding industry — including sessions on CRM Approaches in Homebuilding, ‘Do Not Call’ legislation, customer care, change management and tips and tricks for using automation in the sales process.

In San Francisco, featured speaker Wendy Close, Research Director at Gartner, Inc., will present ‘Are You Creating Great Customer Experiences?’ — a presentation that will examine why companies must pay as much attention to designing their customers’ experience as they do developing their products and services and how leading organizations develop winning customer experiences across multiple channels.

For international customers and partners representing more than 25 countries around the world who will be convening in Paris, France over 3 days from 17 — 19 November 2004, attendees will receive strategic presentations from conference sponsors including Microsoft, Capgemini and Alcatel as well as gain valuable customer insight from FPDSavills, CDC IXIS Asset Management, CMP Information and Orlando Wyndham. In addition, Pivotal will deliver presentations on its product and technology roadmap and provide attendees with the opportunity to hear more about the strategic direction of Pivotal and CDC Software.

Sisodraker adds, “This has been an exciting year for Pivotal — with strong momentum across all aspects of our business. We are thrilled to join our customers and partners in Chicago, San Francisco and Paris — it will be a great opportunity for Pivotal customers and partners around the world to learn from one another and take away insightful ideas for ongoing CRM success.”

For more information on these events, visit www.pivotal.com.

About Pivotal Corporation

Pivotal Corporation, a software unit of chinadotcom corporation [NASDAQ: CHINA], is a leading CRM company that is 100 percent purpose-built to serve the demanding requirements of mid-sized enterprises — a powerful, highly flexible application platform, a complete set of CRM applications, and low-cost, results-producing implementation services. Pivotal delivers software and services that are designed to produce meaningful increases in revenues, margins and customer loyalty for companies and business units in the revenue range of $100 million to $3 billion. More than 1,700 companies around the world have licensed Pivotal including: Centex Homes, Farm Credit Services of America, Premera Blue Cross, Qiagen, Sharp Electronics Corporation, and WellCare Health Plans.

Pivotal’s complete CRM software suite includes a powerful application platform and additional capabilities in contact centers, partner management and interactive selling. For more information, visit www.pivotal.com.

About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise software and mobile applications company focused on China and internationally. The company has over 1,600 employees with operations in over 14 countries.

For more information about chinadotcom corporation, please visit the website http://www.corp.china.com.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. Factors that could cause actual results to differ materially from those anticipated in the forward looking statements include, the need to develop, integrate and deploy applications to meet customer’s requirements, the possibility of development or deployment difficulties or delays, the dependence on customer satisfaction with Pivotal’s CRM software, continued commitment to the deployment of the solution, and the risks involved in developing software solutions and integrating them with third-party software and services. Further information on risks or other factors is detailed in filings or submissions with the United States Securities and Exchange Commission made by our parent, chinadotcom corporation, including its Annual Report for the year ended December 31, 2003 on Form 20-F/A filed on July 8, 2004. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

Press Contact:

Craig Clark
Pivotal Corporation
Tel: 604/699-8536
Email: cclark@pivotal.com

© 2004 Pivotal Corporation. All rights reserved. Pivotal is a registered trademark of Pivotal Corporation. All other trade names mentioned are trademarks and/or registered trademarks of their respective owners.